UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE
SECURITIES ACT OF 1933

For the year ended December 31, 2024

Parallel Flight Technologies, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11247

Delaware	83-2143900
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
450 McQuaide Drive La Selva Beach, CA. 95076	831-278-2036
(Address of principal executive offices)	(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

PART II.

In this report, the term "Parallel Flight Technologies”, “Parallel Flight”, “PFT”, “the company”, or “us”, “our”, or “we”, or similar terms refers to Parallel Flight Technologies, Inc., a Delaware corporation.

Forward-Looking Statements

This Annual Report on Form 1-K may contain forward-looking statements relating to, among other things, the company, its business plan and strategy, and its industry. The words “believe,” “estimate”, “expect”, “anticipate”, “intend”, “plan”, “seek”, “may”, “will”, “draft”, “initial”, “future”, or the negative of these terms or other variations and similar expressions or statements regarding future periods are intended to identify forward-looking statements. Any such statements reflect management’s current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause actual results to differ materially. Any forward-looking statements involve judgments with respect to, among other things, future economic, competitive, and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

These forward-looking statements involve known and unknown risks, uncertainties, and other important factors that could cause our actual results, performance, or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section titled “Risk Factors” within the Company’s Offering Circular filed with the Securities and Exchange Commission (“SEC”) on September 14, 2020, as modified by any Supplements and Amendments thereto (collectively, the “Offering Circular”). Any forward-looking statement made by us in this Annual Report is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

ITEM 1. BUSINESS

This discussion should be read in conjunction with (1) the other sections of this Annual Report, including, but not limited to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and the attached Financial Statements and related exhibits, and (2) the Offering Circular for our Regulation A+ offering, including, but not limited to, the section titled “Risk Factors”. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Annual Report and the Offering Circular.

Introduction

Company Origins. Parallel Flight Technologies, Inc. is a technology startup headquartered in La Selva Beach, California (near Santa Cruz, California) that manufactures and markets unmanned aerial vehicles (“UAS” or “drones”) for commercial and military use. The Company’s aircrafts lift more payload and fly for a longer duration than other competitive technologies. The increased performance profiles offer expanded utility for applications across multiple global markets including wildfire, medical, and remote logistics, agriculture, utility, and critical U.S. Department of Defense (“DoD”) missions.

PFT was founded in 2018 in response to terrible wildfires that devastated California in 2017 and 2018 and an interest in improving firefighter safety and effectiveness. PFT’s founders are Joshua Resnick, David Adams (Director of Operations), and Robert Hulter (Director of Software + Controls).

Mission. PFT’s mission is to develop next generation UASs with industry leading flight times to save lives, property, and the environment.

Product Description

Our flagship product, Firefly, is a Group 3 (55 pounds to 1320 pounds) UAS quadcopter which incorporates a unique gasoline/electric hybrid powertrain at every propeller to increase the flight time and range up to 10x that of an all-electric drone. For example, Firefly has a design target to fly for 95 minutes with a 100-pound payload and fly for 4 hours with a 10-pound payload.

Firefly

Our hybrid architecture is centered around our patented Parallel Hybrid Electric Multirotor (PHEM) powertrain which uses both an internal combustion engine and an electric motor, in parallel, to power a propeller. Early analysis identified that the key ingredient to being able to fly further was related to energy storage. Lithium polymer batteries, commonly used in all-electric aircraft, are too big and too heavy to be practical for energy storage. Because gasoline has a 14x higher delivered specific energy than the lithium polymer batteries, the energy storage weight was greatly reduced. This enables our quadcopter to fly 10x longer than an all-electric version carrying the same payload.

The hybrid architecture is very adaptable and can be scaled up or down in order to accommodate different mission requirements and different payloads. Due to its modular design, it can also be used to hybridize compatible all-electric aircraft and exponentially increase their flight time and range. Furthermore, our propulsion architecture can be adapted to work with numerous fuel types and comes with inherent safety redundancies that conventional hybrid and electric architectures cannot replicate.

Due to the unique nature of this design, we have 5 patents granted and two international patent filings in process.

Applications

Firefly has the ability to be used in many different applications due to its heavy payload and long duration capability.   The applications can be broken down in three categories based on how long the payload is being carried: (i) heavy payload dispersed over time, (ii) heavy payload for ½ of the flight, and (iii) heavy payload for the whole flight.

Heavy payload dispersed over time	Heavy payload for ½ of the flight	Heavy payload for the whole flight

Heavy payload dispersed over time – Examples of this type of application are precision agriculture, invasive species eradication, land management, and controlled burns.

Heavy payload for ½ of the flight – Examples of this type of application are island to island logistics, ship to shore logistics, disaster relief, wildfire crew re-supply, and wildfire suppression.

Heavy payload for the whole flight – Examples of this type of application are powerline stringing, heavy sensor scanning, tethered emergency communications, cleaning buildings, and logistics.

We currently are targeting heavy sensor applications in order to get early market and user experience.

Market

The 2024 Teal World Civil Unmanned Aerial Systems Market Forecast projects that the market for a heavy payload aerial drone will grow from $2.3B in 2023 to $9.7B in 2030, or approximately 23% per year.

Heavy Payload Drone Market Forecast

Over this period the Delivery, Agriculture, and Wildfire segments are projected to grow faster than the average at 29%. New markets such as invasive species eradication, island delivery, large sensor scanning, contested logistics, and wildfire suppression are in addition to the above growth. Going forward, we also expect the defense sector to be larger than forecasted above due to the recent use of aerial drones in the war in Ukraine.

Competitors

We compete with more than 40 larger, more established companies that currently have UASs on the market and/or various product development programs, including, but not limited to, Yamaha, Griff Aviation, Watts Innovation, Harris Aerial, Forvola, Malloy, Schiebel, DJI, and Guardian. The systems available on the market are helicopters, multi-rotors, or Vertical Takeoff and Landing (VTOL) aircraft with all-electric, combustion, or serial hybrid powertrains. Even though some of these competitor aircraft can carry heavy payloads, they typically are much larger or heavier than Firefly. Firefly’s smaller and lighter construction permits two-person portability, allowing us to fill an operational need that is not being met. Two-person portability is important for ease of use, transport, and maintainability.

Competitor Positioning filtered for two-person portability

Product Development

Since inception, we have designed, built, and tested five aircraft and powertrain versions, introduced a new powertrain control technology, and proved the viability of our parallel hybrid architecture. Each iteration has improved both the performance and reliability of our technology. As shown below, we are currently at Technical Readiness Level (TRL) 8.1 We expect to achieve TRL 9 and product release during 2025.

Aircraft versions by year and TRL level

(1)TRL is a measurement that both the National Aeronautics and Space Administration (NASA) and the DoD use to evaluate the maturity of a particular technology and its readiness for deployment (scale 1-9).  (Source: GAO presentation of DoD information. GAO-20-48G.)

TRL 8 – Actual system completed and qualified through test and demonstration

TRL 9 – Actual system proven through successful mission operations

During this past year, as part of our contract activity, we have continued testing the aircraft and our powertrains. We ended the year with 135 aircraft flight hours and 2202 hours of powertrain testing.

Accomplishments

Parallel Flight has reached multiple milestones during this past year:

●Successfully completed Phase 1 of our U.S. Department of Agriculture (“USDA”) coop agreement for invasive species eradication by demonstrating the integration and powering of the ballistic bait spreader onto Firefly and completing over 84 calibration and operational flights.

●In April, we received orders with deposits for 6 aircraft (more than $1.1M in value). Ship date of the aircraft is tentatively scheduled for late 2025 depending on customer funding.

●Successfully completed tranche 1 of the DoD’s National Security Innovation Capital (“NSIC”) contract for $1M.

oDemonstrated Beyond Visual Line of Sight (BVLOS) capability at 150 miles.

oDemonstrated powertrain reliability of 200 hours TBO.

●Received a contract with Arete and the Office of Naval Research (“ONR”) to use Firefly for Maritime Littoral Surveillance.

oIntegrated Arete’s PILL 2.5 Lidar system onto Firefly.

oCompleted a demonstration with Arete and ONR in August 2024 at Camp Pendleton.

●Awarded a second tranche of $2M in non-dilutive funding from the DoD’s NSIC.

oCompleted the first two of seven milestones related to aircraft performance.

●Achieved record hover times for our pre-production aircraft.

o84 pounds for 96.5 minutes.

o101 pounds for 43 minutes.

For the above accomplishments, all mission flights were performed fully autonomously. Also, for the USDA coop activity and the Arete demonstration, payloads were directly powered from the aircraft with maximum levels up to 2kw. This is a unique capability of Firefly and further differentiates us from the competition.

Government Regulation

The regulation of small UASs for commercial use in the United States is evolving and the regulations for drones weighing more than 55 pounds are not yet solidified.

On June 21, 2016, the Federal Aviation Administration (“FAA”) released its final rules regarding the routine use of certain small UASs (under 55 pounds) in the U.S. National Airspace System pursuant to the FAA Modernization and Reform Act of 2012. The rules, which became effective in August 2016, provide safety regulations for small UASs conducting non-recreational operations and contain various limitations and restrictions for such operations, including a requirement that operators keep UASs within visual-line-of-sight and prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. The Small Unmanned Aircraft System Rule (14 CFR part 107) is only applicable to unmanned aircraft that weigh less than 55 pounds at takeoff. Consequently, pursuant to federal law, we will need FAA exemptions for certain commercial uses of our UAS. There are several different pathways to fly an unmanned aircraft that weighs 55 pounds or more, including type certificate, 49 U.S.C 44807 grant of exemption, special airworthiness certificate operations, and public aircraft operations.

Because of the changing regulatory landscape and immaturity of regulations for UASs over 55 pounds, we cannot make assurances that UAS regulation will not impede our ability to sell our drones.

Intellectual Property

Parallel Flight is developing an intellectual property strategy around its core patented PHEM technology, its hybrid power module, which patent was granted in 2022 (US 11,148,820). A favorable patent cooperation treaty (“PCT”) opinion was issued for US 11,148,820 on May 12, 2022. Additionally, continuation patents to 11,148,820 were granted on January 2, 2024 as US 11,858,632 and December 24, 2024 as US 12,172,767. 11,858,632 is also being filed in India and the EU. A related Continuation-in-Part (CIP) drivetrain patent was granted on May 28, 2024 as US 11,993,375.

US patent 12,240,621 was granted on March 4, 2025 for the latest hybrid power module developments.

Employees

We currently have 7 full-time employees and 1 part-time employee. In addition to these employees, PFT uses the services of consultants and subject matter experts (SMEs) from time to time as needed.

Property

Parallel Flight’s main facility is located at 450 McQuaide Drive, La Selva Beach, CA. PFT rents this space from Airspace Integration, which is a drone and aviation business hub. The facility includes shop space, office space, a large, outdoor drone test range, as well as a runway and access to class G airspace.

Shop space (left), and runway at Airspace Integration (right)

Outdoor drone test area

Inside of the MegaCell	Megacell control center

Mega Cell: Parallel Flight Technologies has built a large test container that will allow the testing of eight power modules simultaneously. The architecture is set up to allow two separate quadcopters worth of modules to be tested at once. The Mega Cell is outfitted with the same hardware and systems as used in the drone in order to test all aspects of the product (e.g., fuel lines, connectors, engines, etc), as well as dedicated monitoring systems, and monitoring software for each power module. Test progress is monitored from an external control center.

Machine Shop: In addition to the main shop and office location, Parallel Flight has access to additional lab space and a machine shop. The company has a 3 axis 4’ x 4’ Laguna Swift CNC router, two Prusa i3mk3s 3D printers, and other part fabrication equipment and an electronics test lab. In addition to these physical assets, PFT has access to several important software assets, including SolidWorks 2019 premium with FEA licenses, PDM for CAD version control, Matlab, Veronte Pipe for flight controller design, Xplane for HIL simulation, Altium schematic and PCB design software, and STM32 toolchain for embedded development.

Parallel Flight has obtained a Certificate of Authorization from the FAA via our partnership with Alaska Center for UAS Integration (ACUASI) to operate our over 55 pounds UAS in the airspace around our facility in La Selva Beach, CA.

Legal Proceedings

We are currently not a party to or involved in any litigation, and our management is not aware of any pending or threatened legal actions.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for years ended December 31, 2024 (the “2024 Annual Period”), and 2023 (the “2023 Annual Period”) should be read in conjunction with our audited consolidated financial statements and the related notes included in this Annual Report.

Overview

We were formed as a Delaware corporation on September 10, 2018. Our headquarters is located in La Selva Beach, California.  We manufacture and market drones for commercial and military use.

Results of Operation

Revenue

For the 2024 Annual Period, our revenue was $1,567,108, compared to $688,424 for the 2023 Annual Period. Our revenue during both the 2023 Annual Period and the 2024 Annual Period is attributable solely to government grants.

Operating Expenses

Throughout the 2024 Annual Period, we spent most of our efforts advancing and developing our technologies. Our operating expenses consist of general and administrative, sales and marketing, and research and development. For the 2024 Annual Period, our operating expenses were $1,583,916, including $438,350 for general and administrative, $159,506 for sales and marketing, and $986,060 for research and development. For the 2023 Annual Period, our operating expenses were $2,458,414, including $795,313 for general and administrative, $202,833 for sales and marketing, and $1,460,268 for research and development. Our operating expenses were higher during the 2023 Annual Period primarily because of our higher head count.

Operating Loss

Our operating loss for the 2024 Annual Period was $16,809, compared to $1,769,990 for the 2023 Annual Period.

Net Loss

Our net loss for the 2024 Annual Period was $762, compared to $1,390,007 for the 2023 Annual Period.

Liquidity and Capital Resources

As of December 31, 2024, we had $357,226 in cash, compared to $561,577 as of December 31, 2023.

We will incur significant additional costs in developing products, and in production, marketing, sales, and customer service, and intend to continue to fund our operations through funds received from our recent Regulation A+ offering, funds received from our recent Regulation Crowdfunding campaign, the receipt of federal grant awards, and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

As of December 31, 2024, we had $123,764 in outstanding Simple Agreements for Future Equity (“SAFEs”), which were classified as long-term liabilities on our balance sheet. Under the SAFEs, the funds contributed by the investors convert to shares of preferred stock in a qualified priced preferred stock financing round, at 80-85% of the preferred round price. As of December 31, 2024 and 2023, there had not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock.

Market Outlook and Trends

At the beginning of 2025, our business outlook changed as a result of tariffs being imposed on all imported material coming into the United States. Parallel Flight Technologies procures parts from not only U.S.-based companies but also from companies all over the world. As of the date of this Annual Report, parts are being impacted by tariffs ranging from 10% to 147%. We do not expect tariffs to decrease back to 2024 levels. Therefore, we are actively moving our procurement of parts that are manufactured in higher tariff countries to either the United States or countries with lower tariffs. Unfortunately, some original equipment manufacturer (OEM) parts cannot be sourced from lower tariff locations due to the fact that the manufacturing capability does not exist elsewhere. During 2025, we will evaluate the increase to our product cost due to tariffs and whether we can pass the cost onto our customers and minimize the impact to our gross margin.

ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office

Craig Stevens	Chief Executive Officer and Director	64	September 2023 – Present

David Adams	Treasurer, Director, and Lead Hardware Engineer	41	September 2018 – Present

Robert Hulter	Secretary, Director, and Lead Software Engineer	40	September 2018 – Present

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Craig Stevens, has served as our Chief Executive Officer and a Director since September 2023, and oversees our operations. Mr. Stevens has spent most of his career in robotics and product development working for established companies in the semiconductor capital equipment market as well as for startups in the flat panel, 3D printing, and solar cell manufacturing areas. He has varied engineering and customer management experience, most notably as Vice President of Product Development for Novellus Systems, a former Fortune 500 company. Mr. Stevens received an MS in Mechanical Engineering from Stanford University and a BS in Mechanical Engineering from California Polytechnic State University, San Luis Obispo ..

David Adams, has served as our Treasurer, a Director, and our lead hardware engineer since our inception in September 2018, and oversees hardware development. Between November 2017 and August 2019, he served as a Senior Systems Engineer at Verb Surgical, Inc., where he coordinated between multiple technical teams including robot software developers, hardware designers, and firmware engineers. Between May 2012 and November 2017, Mr. Adams served as a product engineer for LAM Research. Mr. Adams began his career as an engineer qualified Naval officer, aboard nuclear submarines. He also supported Naval research into drone swarms. After leaving the Navy, Mr. Adams focused his career on robotic systems integration and design. Mr. Adams received an MS in Electrical Engineering from San Jose State University and a BS in Electrical Engineering from California Polytechnic State University, San Luis Obispo.

Robert Hulter, has served as our Secretary, a Director, and lead software engineer since our inception in September 2018, where he oversees the development of our software. Between January 2010 and September 2020, he served as an Electrical Engineer for OLT Solar, where he was responsible for designing solar robotics cells. Mr. Hulter received a BSEE in Electrical Engineering from California Polytechnic State University, San Luis Obispo.

Compensation

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors during the fiscal year ended December 31, 2024:

Name(1)	Capacities in which compensation received	Cash Compensation(2)(3)	Other Compensation	Total Compensation
Craig Stevens	Chief Executive Officer and Director	$40,390	$0	$200,000
David Adams	Treasurer, Director, and Lead Hardware Engineer	$144,349	$0	$132,000
Robert Hulter	Secretary, Director, and Lead Software Engineer	$183,328	$0	$180,400

(1) The business address of each director and executive officer is 450 McQuaide, La Selva Beach, California 95076.

(2) Total cash compensation for the year is shown. Does not include any health or other benefits extended to all employees.

(3) End of year full time salaries are Craig Stevens $66,560, David Adams $190,000 and Robert Hulter $210,000

Our board of directors has three members. All of the members of our board of directors are also executive officers of the company. None of our executive officers received compensation with respect to their service as directors.

We do not have employment agreements with any of our executive officers or directors.

ITEM 4.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of the outstanding shares of our Class A Common Stock, our only voting securities, as of March 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Class A Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares beneficially owned. Joshua Resnick surrendered 1,000,000 shares of Class A Common Stock to the company on February 20, 2025.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Common Stock	Joshua Resnick (1)	1,000,000 shares	-	23.04%
Class A Common Stock	David Adams (1)	1,514,286 shares	-	34.89%
Class A Common Stock	Robert Hulter (1)	1,500,000 shares	-	34.56%
Class A Common Stock	All directors and officers as a group (3 persons)	3,014,286 shares	-	69.45%

(1)Business address is 450 McQuaide, La Selva Beach, California 95076.

ITEM 5.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

ITEM 6.  OTHER INFORMATION

None.

ITEM 7.  FINANCIAL STATEMENTS

Parallel Flight Technologies, Inc.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

Parallel Flight Technologies, Inc.

Opinion

We have audited the accompanying financial statements of Parallel Flight Technologies, Inc., a Delaware corporation (the “Company”), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company incurred net losses and cash used in operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●Exercise professional judgment and maintain professional skepticism throughout the audit.

●Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon

San Diego, California

April 30, 2025

PARALLEL FLIGHT TECHNOLOGIES, INC.

BALANCE SHEETS

	December 31, 2024	December 31, 2023
Assets
Current Assets:
Cash	$357,226	$561,577
Prepaid expenses	6,088	1,745
Contract asset	68,308	-
Total current assets	431,622	563,322

Property and equipment, net	42,269	70,738
Total assets	$473,891	$634,060

Liabilities and Stockholders' Equity (Deficit)
Current Liabilities
Accounts payable	$29,120	$87,027
Accrued liabilities	362,924	324,154
Deferred revenue	6,000	147,583
Total current liabilities	398,044	558,764

Long-Term Liabilities
Simple agreements for future equity (SAFEs) - Note 5	75,346	123,764
Total liabilities	473,390	682,528

Stockholders' Equity (Deficit)
Class A Common Stock, $0.00001 par value-8,000,000 authorized;
6,041,543 issued and outstanding at December 31, 2024 and 2023, respectively	60	60
Class B Common Stock, $0.00001 par value-3,000,000 authorized;
1,648,639 issued and outstanding at December 31, 2024 and 2023, respectively	16	16
Stock subscription receivable	-	(21,052)
Additional paid-in capital	8,561,969	8,533,290
Accumulated deficit	(8,561,544)	(8,560,782)
Total stockholders' equity (deficit)	501	(48,468)

Total liabilities and stockholders' equity (deficit)	$473,891	$634,060

See accompanying notes to the financial statements

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

	December 31, 2024	December 31, 2023
Grant revenue	$1,567,108	$688,424

Operating expenses:
General and administrative	438,350	795,313
Sales and marketing	159,506	202,833
Research and development	986,060	1,460,268
Total operating expenses	1,583,916	2,458,414

Operating income (loss)	(16,809)	(1,769,990)

Other income	16,046	379,983

Net income (loss)	$(762)	$(1,390,007)

Weighted average income (loss) per share of
Class A and B Common Stock - basic and diluted	$(0.00)	$(0.18)
Weighted average shares outstanding of
Class A and B Common Stock - basic and diluted	7,690,182	7,626,478

See accompanying notes to the financial statements

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Class A		Class B		Stock	Additional		Total
	Common Stock		Common Stock		Subscription	Paid-In	Accumulated	Stockholders' Equity
	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	(Deficit)

BALANCE AT DECEMBER 31, 2022	6,041,543	$60	1,519,627	$15	$(17,062)	$753,848	$7,170,775)	$566,068

Issuance of common stock for cash - Reg CF	-	-	129,012	1	(3,990)	732,384	-	728,395
Offering costs	-	-	-	-	-	(57,673)	-	(57,673)
Stock-based compensation	-	-	-	-	-	104,731	-	104,731
Net loss	-	-	-	-	-	-	(1,390,007)	(1,390,007)

BALANCE AT DECEMBER 31, 2023	6,041,543	$60	1,648,639	$16	$(21,052)	$8,533,290	$(8,560,782)	$(48,468)

Collection of stock subscription receivable	-	-	-	-	21,052	-	-	21,052
Stock-based compensation	-	-	-	-	-	28,679	-	28,679
Net loss	-	-	-	-	-	-	(762)	(762)

BALANCE AT DECEMBER 31, 2024	6,041,543	$60	1,648,639	$16	$-	$561,969	$(8,561,544)	$501

See accompanying notes to the financial statements

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

	December 31, 2024	December 31, 2023
Cash flows from operating activities
Net loss	$(762)	$(1,390,007)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	28,469	27,352
Change in value of SAFE notes	(48,418)	-
Stock based compensation	28,679	104,731
Changes in operating assets and liabilities:
Prepaid expenses	(4,343)	2,675
Contract asset	(68,308)	-
Accounts payable	(57,907)	5,415
Accrued liabilities	38,770	49,706
Deferred revenue	(141,583)	34,081
Net cash used in operating activities	(225,403)	(1,166,047)

Cash flows from financing activities
Common stock issued for cash, net of offering costs	21,052	670,722
Net cash provided by financing activities	21,052	670,722

Net change in cash	(204,351)	(495,325)
Cash, beginning of the period	561,577	1,056,902
Cash, end of the period	$357,226	$561,577

Supplemental disclosure of cash flow information:
Income taxes paid	$-	$-
Interest paid	$-	$-

Supplemental disclosure of non-cash investing and financing information:
Stock subscription	$-	$21,052

See accompanying notes to the financial statements

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – Nature of Operations

Parallel Flight Technologies, Inc. (the “Company”) was founded on September 10, 2018 (“Inception”) in the State of Delaware. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Company’s headquarters is located in La Selva Beach, California.

The Company designs heavy-lift, autonomous aircraft based on the Company’s proprietary and patented parallel hybrid propulsion technology. The Company’s aircrafts lift more payload and fly for a longer duration than other competitive technologies. The increased performance profiles offer expanded utility for applications across multiple global markets including wildfire, medical and remote logistics, agriculture, utility, and critical U.S. Department of Defense missions.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to US GAAP.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Other inputs that are directly or indirectly observable in the marketplace.

Level 3: Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

The Company has Simple Agreements for Future Equity (“SAFEs") which are considered level 3 liabilities. See Note 5.

Risks and Uncertainties

The Company has a limited operating history and has not generated significant revenue from intended operations. The Company’s business and operations are sensitive to general business and economic conditions in the United States of America and worldwide, along with local, state, and federal government policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: changes in technology, competition from larger more well-funded competitors, and changes to industries the Company is targeting. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash

The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash.

Contract Asset

At December 31, 2024, the Company had performed services under an existing contract, but the milestone required to recognize revenue had not yet been met. The cost of these services included $64,539 of labor and $3,769 of materials. These costs have been capitalized as a contract asset.

Property and Equipment

Property and equipment is stated at cost.  Depreciation and amortization are computed by using the straight-line method based on the estimated useful lives of the assets, which range from three to seven years.  At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Long-Lived Assets

The Company reviews its long-lived assets in accordance with the Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”) 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such a group is tested for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on the market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.  There was no impairment during the years ended December 31, 2024 and 2023.

Simple Agreements for Future Equity (SAFEs)

The Company accounts for its SAFEs as derivative liabilities under the FASB’s ASC section 815-10 and ASC section 815-40. Changes in the fair value of the SAFEs was $48,418 and zero during the years ended December 31, 2024 and 2023, respectively. See Note 5.

Revenue Recognition

In accordance with FASB ASC Topic 606, Revenue from Contracts with Customers, the Company records revenue when the customer takes physical possession of the product or can benefit from the services as provided. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods or services, using the five-step method required by ASC 606.

Revenue from grants is recognized in the period during which the conditions under the grant have been met and the Company has made payment for the related expenses or met the required milestones depending on the grant terms. Grant revenue was $1,567,108 and $688,424 for the years ended December 31, 2024 and 2023, respectively. In relation to grant revenue, as of December 31, 2024, 2023 and 2022, the Company deferred zero, $147,583 and $113,502, respectively, related to receipt of funds in advance of completing performance obligations under the agreement. At December 31, 2024, the Company had deferred $6,000 of revenue related to product sales that were paid in advance of delivery.

Employee Retention Credits

The Employee Retention Credit (“ERC”) was established in March 2020 by the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and expanded by the Consolidated Appropriations Act. The ERC is a refundable tax credit against certain employment taxes equal to 70% of the qualified wages an eligible employer paid to employees between March 2020 and December 31, 2021. The Company recorded and received $363,525 of refundable ERC claimed under the provisions of the CARES Act for the year ended December 31, 2023, which is included in other income. There were no further receipts in the year ended December 31, 2024.

Research and Development

The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist of primarily developing heavy-lift technology across the aerospace, military, and public service industries. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $986,060 and $1,460,268 for the years ended December 31, 2024 and 2023, respectively.

Income Taxes

The Company applies ASC 740, Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company’s deferred tax asset at December 31, 2024 and 2023, was approximately $2,049,000 and $1,987,000, respectively, which primarily consists of net operating loss carry forwards. As of December 31, 2024 and 2023, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine would be more likely than not to be realized. During the years ended December 31, 2024 and 2023, the Company recorded an increase to the valuation allowance of approximately $62,000 and $186,000, respectively.

At December 31, 2024 and 2023, the Company had federal net operating loss carry forwards of approximately $4,110,261 and $4,082,347, respectively, and state net operating loss carry forwards of $8,108,990 and $7,893,256, respectively. The CARES Act amended rules related to the Company’s federal net operating losses allowing for such net operating losses to be carried forward indefinitely. The California net operating losses expire on various dates through 2044.

At December 31, 2024 and 2023, the applicable federal and state rates used in calculating the deferred tax provision was 28% for each year. The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States of America (the “US”) and files tax returns in the US Federal jurisdiction and California state jurisdiction. The Company is subject to US Federal, state, and local income tax examinations by tax authorities for all periods since Inception. The Company is not currently under examination by any tax authority.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as an expense over the employee’s requisite vesting period and over the non-employee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Income/Loss per Common Share

The Company computes net income per share of Class A Common Stock and Class B Common Stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which the Company incurs a net loss, the effects of potentially dilutive securities would be antidilutive and are excluded from the earnings per share calculations. Dilutive securities consist of stock options under the Company’s Equity Incentive Plan (Note 8). The number of shares for which SAFEs are convertible into is indeterminable.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federal insured limits.

For the year ended  December 31, 2024, three customers accounted for equal to or greater than 10% of total revenue, totaling 68%, 20% and 12%, respectively. For the year ended December 31, 2023, three customers accounted for equal to or greater than 10% of total revenue, totaling 46%, 33% and 20%, respectively. The loss of one or more of these customers would have a significant impact on the Company’s operations and cash flows.

New Accounting Standards

The FASB issues Accounting Standards Updates (“ASUs”) to amend the authoritative literature in ASC. There have been several ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses of $762 and $1,390,007 for the years ended December 31, 2024 and 2023, respectively, and has net cash used in operating activities of $225,403 and $1,166,047 for the years ended December 31, 2024 and 2023, respectively. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through the receipt of federal grant awards in addition to the issuance of debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – Property and Equipment

The composition of property and equipment is as follows:

	December 31, 2024	December 31, 2023
Automotive	$57,554	$57,554
Machinery and equipment	92,584	92,584
	150,138	150,138

Less accumulated depreciation	(107,869)	(79,401)

	$42,269	$70,737

Depreciation expense was $28,469 and $27,352 for the years ended December 31, 2024 and 2023, respectively.

NOTE 5 – Simple Agreements for Future Equity (SAFEs)

The Company’s SAFEs are measured at fair value on a recurring basis and are classified as level 3 based on the observability of valuation inputs. The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including but not limited to a liquidity event or future equity financing. Both the market value of the underlying securities and the probability of the settlement include unobservable level 3 inputs.

As of December 31, 2024 and 2023, the Company had SAFEs totaling $75,346 and $123,764 outstanding, at fair value, respectively.

On December 31, 2024, the SAFEs were revalued based on the probability of various scenarios. A rollforward of SAFE liabilities is as follows:

	December 31,
	2024	2023
Balance at beginning of period	$123,764	$123,764
Revaluation	(48,418)	-
Balance at end of period	$75,346	$123,764

Under the SAFEs, the funds contributed by the investors convert to shares of preferred stock in a qualified priced preferred stock financing round, at 80-85% of the preferred round price.

As of December 31, 2024 and 2023, there had not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock. As such, shares into which the SAFEs might be converted into are not considered dilutive for earnings per share purposes.

NOTE 6 – Commitments and Contingencies

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers. The Company’s lease is on a month-to-month basis.

During 2022, the Company entered into a consulting agreement. Under the agreement, the consultant was to receive $175,000 per year for services rendered plus equivalent benefits to the company’s executives. This contract was terminated on September 30, 2023. The Company accrued $285,600 and $251,300 related to the un-paid fees as of December 31, 2024 and 2023, respectively. Currently there are discussions about granting the consultant 697,064 warrants to purchase Class A Common Stock.

NOTE 7 – Stockholders’ Equity

The Company has authorized the issuance of 11,000,000 shares of common stock consisting of 8,000,000 shares of Class A Common Stock, with a par value of $0.00001 per share, and 3,000,000 shares of Class B Common Stock with a par value of $0.00001 per share. Class B Common Stock does not have voting rights while Class A Common Stock carries one-to-one voting rights.

During the years ended December 31, 2024 and 2023, the Company sold zero and 126,815 shares Class B Common Stock, respectively, through a Regulation CF offering for gross proceeds of zero and $732,370, respectively. Of these funds, zero and $21,052 represents a subscription receivable at December 31, 2024 and 2023, respectively.

During the years ended December 31, 2024 and 2023, the Company incurred offering fees of zero and $57,763, respectively, in connection with the offering described above. In addition, during the years ended December 31, 2024 and 2023, the Company issued zero and 2,197 shares of Class B Common Stock, respectively, to one of the funding intermediaries, which both increases and decreases additional paid-in-capital for no net effect.

NOTE 8 – Stock-Based Compensation

The Company adopted its 2020 Equity Incentive Plan (the “Plan”) during 2020. The Plan enables the board of directors to grant various forms of equity awards (as defined by the Plan, including stock options and restricted stock awards) as and when it deems appropriate. A total of 700,000 shares of Class A Common Stock have been authorized for issuance under the Plan.

During 2022, the Company granted 25,000 shares of Class B Common Stock under the Plan to two individuals in the form of restricted stock awards. The Company determined the fair value of these awards was $116,750 based on the fair value of the stock on the date of the grant. The awards vest over two to four years based on completion of service. During the years ended December 31, 2024 and 2023, the Company recognized $2,919 and $28,652, respectively, in general and administrative expenses related to the vesting of these awards. The remaining compensation cost under these awards is $2,919, which will be recognized over a weighted average of 1.0 years.

During the years ended December 31, 2024 and 2023, the Company granted zero and 43,540 stock options, respectively, under the Plan. Stock option activity under the Plan during the years ended December 31, 2024 and 2023, is as follows:

			Weighted-
		Weighted-	Average	Weighted-
		Average	Remaining	Average
	Number of	Exercise Price	Contractual	Intrinsic
	Options	Per Share	Term (Years)	Value
Outstanding at December 31, 2022	357,123	$2.06	7.50
Granted	43,540	-	-
Forfeited	(123,146)	-	-
Outstanding at December 31, 2023	277,517	$3.25	7.04
Granted	-	-	-
Forfeited	(152,197)	-	-
Outstanding at December 31, 2024	125,320	$4.86	6.53	$1.59

Exercisable at December 31, 2024	112,612	$4.67	2.99	$1.69

Vested or expected to vest at December 31, 2024	125,320	$4.86	6.53	$1.59

Stock-based compensation expense includes the grant date fair value of options vesting during the year. The amount of stock-based compensation related to stock options recognized for the years ended December 31, 2024 and 2023, was $25,760 and $76,079, respectively, and is included in general and administrative expense in the accompanying statements of operations. The estimation of fair value of all options granted by the Company in 2023 is computed based on the Block-Scholes option pricing model with the following weighted-average assumptions:

Average risk-free rate	1.46- 4.13%
Expected volatility	37 - 50%
Expected life	6 years
Dividend yield	-

Future stock-based compensation expense is expected to be approximately $29,000, which will be recognized over a weighted average of 1.0 years.

The Company recognizes stock option forfeitures as they occur. The risk-free interest rate assumption for options granted is based upon observed interest rates on the US government securities appropriate for the expected term of the Company’s stock options. The expected term of stock options are calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies common stock. The dividend yield assumption for options granted it based on the Company’s history and expectation of dividend payouts.

NOTE 9 – Subsequent Events

Management has evaluated subsequent events through April 30, 2025, the date the financial statements were available to be issued. Events are in the order of occurrence.

On January 17, 2025, the board of directors approved increasing the number of authorized shares of Class A Common Stock from 8,000,000 to 13,000,000 in order to meet the future equity obligations of the Company. This was subsequently approved by the majority of stockholders on January 20, 2025.

On January 23, 2025, due to the Company’s cash flow needs, the board of directors approved obtaining up to $350,000 in loans. An aggregate of $300,000 in loans was obtained from two private individuals with an interest rate of 10% per annum. As additional compensation for the notes, the lenders were issued warrants to purchase 7,500 shares of Class A Common Stock per $100,000 loaned. It is anticipated that these loans will be repaid in the second quarter of 2025.

On February 20, 2025, Joshua Resnick surrendered 1,000,000 shares of Class A Common Stock to the Company for no consideration.

On April 11, 2025, a warrant to purchase 1,000,000 shares of Class A common stock was given to Craig Stevens as a part of his original employment offer. The warrant purchase price was $.49 per share and will vest over four years with a 6 year expiration.

On April 11, 2025, warrants to purchase 332,539 shares of Class A Common Stock were issued to Craig Stevens and warrants to purchase 153,538 shares of Class A Common Stock were issued to Dave Adams. The warrants purchase price was $.49 per share and will vest over one year with a 6 year expiration. In order to decrease the Company’s cash flow needs, neither Mr. Adams nor Mr. Stevens has taken his full salary during the past two years. The warrants were awarded as compensation for their reduction in salary.

On April 11, 2025, as part of employee incentives, the Company granted options to purchase an aggregate of 232,683 shares of Class A Common Stock, with a weighted average exercise price of $0.53 per share. The options will vest over four years with a 10 year expiration.

Except as noted above, there have been no additional events or transactions during this time which would have a material effect on these financial statements.

ITEM 8.  EXHIBITS

2.1

Second Amended and Restated Certificate of Incorporation of Parallel Flight Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

2.2	Bylaws of Parallel Flight Technologies, Inc. (incorporated by reference to Exhibit 2.2 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

6.1	Transfer Agent Agreement with StartEngine Secure (incorporated by reference to Exhibit 6.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

6.2

Quotation Agreement with StartEngine Primary, LLC (incorporated by reference to Exhibit 6.4 included within the Offering Statement Supplement on Form 253(g)(2) filed on November 12, 2020 – File No. 024-11247)

8.1	Escrow Services Agreement (incorporated by reference to Exhibit 8.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARALLEL FLIGHT TECHNOLOGIES, INC.

By:	/s/ Craig Stevens
Name:	Craig Stevens
Title:	Chief Executive Officer and
Chief Financial Officer
Date:	April 30, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Craig Stevens
Craig Stevens
Chief Executive Officer and Chief
Financial Officer (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer), and Director
Date: April 30, 2025

/s/ Robert Hulter
Robert Hulter
Director
Date: April 30, 2025

/s/ David Adams
David Adams
Director
Date: April 30, 2025